GRYT HEALTH, INC.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A PREFERRED STOCK PURCHASE AGREEMENT ("**Agreement**") is made and entered into as of <u>[EFFECTIVE DATE]</u> by and between <u>[ENTITY NAME]</u> ("**Purchaser**"), and GRYT Health, Inc., a Delaware corporation (the "**Company**"), with reference to the following facts:

<center>R E C I T A L S :</center>

A.   The Company is conducting an offering of shares of its Series A Preferred Stock under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder (the "**Offering**"). The Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the website of the Wefunder crowdfunding portal (the "**Portal**"), as such Form C may be amended from time to time (the "**Form C**"), and the Offering Statement, which is included therein (the "**Offering Statement**")

B.   The Company is offering to unaccredited and accredited investors up to 96 shares of its Series A Preferred Stock, $0.001 (each, a "**Share**" and, collectively, the "**Shares**") at a purchase price of $7,817.59 per Share. The minimum amount or target amount to be raised in the Offering is $54,723.13 (the "**Target Offering Amount**"), and the maximum amount to be raised in the Offering is $750,488.64 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management.   The Company is offering the Shares to prospective investors through the Portal, which is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

C.   The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering.   Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual provisions hereinafter set forth, the parties hereto agree as follows:

<center>A G R E E M E N T :</center>

1.   **Purchase**.   The undersigned hereby subscribes to purchase up to <u>[SHARES]</u> shares of Series A Preferred Stock of the Company (the "**Shares**" or "**Securities**") for an aggregate purchase price of <u>$[AMOUNT]</u> Dollars (the "**Purchase Price**").

2.	**Terms of Purchase**. Upon execution of this Agreement, the undersigned shall deliver to the Company an executed copy of this Agreement, a counterpart signature page to the Investors' Rights Agreement among the Company and the Purchasers of Shares listed thereon dated as of [EFFECTIVE DATE] (the "**Investors' Rights Agreement**") and a counterpart signature page to the Amended and Restated Stockholders' Agreement among the Company and the Stockholders listed therein dated as of June 25, 2019 (the "**Stockholders' Agreement**") and, upon acceptance by the Company of this Agreement and the signature pages adding the undersigned as a party to the Investors' Rights Agreement and the Stockholders' Agreement, the Company will, at the Closing, issue the Shares for the amount subscribed in the name of the Purchaser. The Investors' Rights Agreement is in the form attached as Schedule A hereto. The Stockholders' Agreement is in the form attached as Schedule B hereto. The Purchaser shall pay the Purchase Price by delivery of a check or by wire transfer to an account designated by the Company on the date hereof. The Closing ("**Closing**") of the purchase and sale of the Shares shall occur on the first date on which the parties have executed this Agreement, the Investors' Rights Agreement and the Stockholders' Agreement, the Purchaser has paid the Purchase Price and the Company has issued the Shares.

3.	**Representations of Purchaser**. Purchaser hereby represents and warrants to the Company as follows:

a.	Authorization. The Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by the Purchaser, will constitute the Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.	Purchase Entirely for Own Account. The Purchaser acknowledges that this Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which such Purchaser confirms by executing this Agreement, that the Securities will be acquired for investment for such Purchaser's own account, not as a nominee or agent (unless otherwise specified on such Purchaser's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that such Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Purchaser also represents it has not been organized solely for the purpose of acquiring the Securities.

c.   <u>Disclosure of Information; Non-Reliance</u>.   The Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities.   The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities.   In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser.   The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

d.   <u>Investment Experience</u>.   The Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

e.   <u>Restricted Securities</u>.   The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.   The Purchaser understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available.   The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements, including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of Purchaser's control, and which the Company is under no obligation, and may not be able, to satisfy.

f.   No Public Market. The Purchaser understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

g.   Residence. The Purchaser is a partnership, corporation, limited liability company or other entity, and Purchaser's principal place of business is located in the state or province identified in the address shown on such Purchaser's signature page hereto.

h.   Foreign Investors. If a Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**")), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. Each such Purchaser's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Purchaser's jurisdiction. Each such Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

i.   Regulation CF. Including the amount set forth on the signature page hereto, in the past 12-month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(2) of Regulation CF.

j.   Form C. The Purchaser has received and reviewed a copy of the Company's Form C. The Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

4.   **Representations of the Company**. The Company represents and warrants to Purchaser as follows:

a.   Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

b.   Authorization and Enforceability. All corporate action has been taken on the part of the Company and its officers, directors and stockholders at or prior to the Closing necessary for the authorization, execution and delivery of this Agreement and issuance of the Securities, and for the performance of all obligations of the Company hereunder and thereunder. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement valid and enforceable in accordance with its terms.

c.   Valid Issuance of Stock. The Shares to be issued, sold and delivered will be duly authorized and validly issued, fully paid and nonassessable and, based in part upon the representations and warranties of the Purchaser in this Agreement, will be issued in compliance with all applicable U.S. federal and state securities laws.

d.   Capitalization. The authorized capital of the Company consists, immediately prior to the Closing, of:

i.   10,000 shares of common stock, $0.001 par value per share (the "**Common Stock**"), 2,305 shares of which are issued and outstanding immediately prior to the Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

ii.   1,000 shares of Preferred Stock, of which 500 shares have been designated Series A Preferred Stock, 192 of which are issued and outstanding immediately prior to the Form C filing. The rights, privileges and preferences of the Preferred Stock are as stated in the Company's Amended and Restated Certificate of Incorporation ("**Restated Certificate**") and as provided by the Delaware General Corporation Law.

e.   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company; or that questions the validity of this Agreement or that could otherwise materially impact the Company. The Company is not a party to or named as subject to the provisions of any order, writ, judgment, injunction, or decree of any court or government agency or instrumentality. There is no action, suit, proceeding, or investigation by the Company pending or which the Company intends to initiate.

f.   Financial Statements. The Company has made available to the Purchaser its (i) audited balance sheets as of December 31, 2022 and December 31, 2023, and the related audited statements of income, cash flows and changes in stockholders' equity for the periods then ended (collectively, the "**Financial Statements**"). The Financial Statements present fairly the financial condition and position of the Company as of their respective dates; provided, however, that the interim Financial Statements are subject to normal recurring year-end adjustments (which are not expected to be material, either individually or in the aggregate).

g. <u>Subsidiaries</u>. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

h. <u>Intellectual Property</u>. The Company owns, has the unrestricted right to use, or otherwise possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than (a) commercially available software products under standard end-user object code license agreements, and (b) Company Intellectual Property licensed by it to others in the ordinary course of the Company's business, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

i. <u>Employee and Consultant Matters</u>. Each current employee, consultant and officer of the Company has executed, or will execute as soon as practicable, an Agreement with the Company regarding confidentiality and proprietary information, substantially in the form or forms delivered to the counsel for the Purchaser. The Company shall immediately apprise the Purchaser if any employee or consultant excludes works or inventions from his or her assignment of inventions pursuant to such agreement. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. The Company has reserved 348 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2019 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, options to purchase 315 shares have been granted and are currently outstanding, and 33 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

j.   <u>Title to Property and Assets</u>. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease and holds a valid leasehold interest therein free and clear of all liens, claims, or encumbrances other than the obligations to the lessors of such property or assets.

k.   <u>Tax Returns and Payments</u>. The Company has timely filed all tax returns and reports required by law. Such returns and reports are true and correct in all material respects. The Company has fully paid all taxes and other assessments as and when due.

5.   **<u>Covenants and Agreements</u>**.

a.   <u>Restated Certificate</u>. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

b.   <u>Protective Provisions</u>. The Company will not, without the written consent of the purchasers of at least sixty percent (60%) of the Company's Series A Preferred Stock (collectively, "**Requisite Holders**") take any act or transaction identified in the Restated Certificate as requiring the prior consent of the Requisite Holders.

c.   <u>Financial Information</u>. Each Purchaser of Shares shall be entitled to the same financial information and other information rights as currently provided to the holders of the Company's Common Stock; provided, however, that the Company will deliver to all Purchasers of Shares annual audited financial statements commencing with fiscal year 2023.

d.   <u>Stockholders Agreement</u>. The Purchaser will execute the counterpart signature page to the Stockholders Agreement to join the Stockholders Agreement as a signatory simultaneous with executing this Agreement.

e.   **Investors' Rights Agreement**. The Purchase will execute the counterpart signature page to the Investors' Rights Agreement to join the Investors' Rights Agreement as a signatory simultaneous with executing this Agreement.

6.   **Indemnification**. Each of the parties hereto agrees to indemnify, defend and hold harmless the other party and its respective officers, directors, employees, agents, contractors and affiliates, from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which the other party may incur by reason of the failure of either party to fulfill any of the terms or conditions of this Stock Purchase Agreement, or by reason of or attributable to any breach of the representations and warranties made by either party, or in any document provided by either party to the other party or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

7.   **Legends**. It is understood that the Shares may bear the following legends:

     a.   THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

     b.   THESE SECURITIES CANNOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND REGULATIONS PROMULGATED THEREUNDER AND APPLICABLE STATE SECURITIES LAWS.

THE SALE, TRANSFER, OR OTHER DISPOSITION OF THE SHARES EVIDENCED BY THIS CERTIFICATE ARE RESTRICTED BY THE

PROVISIONS OF A STOCKHOLDERS' AGREEMENT (THE "AGREEMENT") DATED AS OF JULY 25, 2019. TRANSFEREES OF THE SHARES ARE BOUND BY THE TERMS OF THE AGREEMENT A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE CORPORATION OR OBTAINED FROM THE CORPORATION WITHOUT CHARGE. ALL THE PROVISIONS OF THE AGREEMENT ARE HEREBY INCORPORATED BY REFERENCE IN THIS CERTIFICATE.

     c.   Any legend required by the laws of the State of New York.

     d.   Any legend required by the laws of the State in which Purchaser is a resident or is organized.

8.   **Miscellaneous**.

     a.   <u>Further Acts</u>. Each of the parties hereto agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

     b.   <u>No Waiver</u>. The provisions of this Agreement may not be waived, altered, amended or repealed, in whole or in part, except with the written consent of all parties to this Agreement.

     c.   <u>Binding Effect</u>. This Agreement shall be binding on, and shall inure to the benefit of, each party hereto, and their respective successors and assigns.

     d.   <u>No Assignment</u>. This Agreement shall not be assignable or assigned by any party without the prior written consent of the other party hereto.

     e.   <u>Applicable Law; Waiver</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles, notwithstanding the fact that one or more counterparts hereof may be executed outside of the state, or one or more of the obligations of the parties hereunder are to be performed outside of the state. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO

AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

   f. <u>Attorneys' Fees</u>. In the event that any party to this Agreement shall commence any suit, action, arbitration or other proceeding to interpret this Agreement, or determine or enforce any right or obligation created hereby, including but not limited to any action for rescission of this Agreement or for a determination that this Agreement is void or ineffective ab initio, the prevailing party in such action shall recover such party's costs and expenses incurred in connection therewith, including attorney's fees and costs of appeal, if any. Any court, arbitrator or panel of arbitrators shall, in entering any judgment or making any award in any such suit, action, arbitration or other proceeding, in addition to any and all other relief awarded to such prevailing party, include in such judgment or award such party's costs and expenses as provided in this Section 9(f).

   g. <u>Headings</u>. The headings of the articles and sections contained in this Agreement are included herein for reference purposes only, solely for the convenience of the parties hereto, and shall not in any way be deemed to effect the meaning, interpretation or applicability of this Agreement or any term, condition or provision hereof.

   h. <u>Entire Agreement</u>. The terms and provisions of this Agreement supersede all written and oral agreements and representations made by or on behalf of the Company, and to the extent inconsistent with any other agreement or document, the terms and provisions of this Agreement shall govern. This Agreement contains the entire agreement of the parties.

   i. <u>Notices</u>. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or four (4) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by advance written notice to the other party.

   j. <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

k.　　Further Assurances.　From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and any agreements executed in connection herewith.

l.　　Survival.　Except as otherwise set forth herein, the representations, warranties, covenants and agreements made herein shall survive the execution of this Agreement.

m.　　Execution and Counterparts.　This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one instrument.　Any or all of such counterparts may be executed within or outside the state of New York.　Any one of such counterparts shall be sufficient for the purpose of proving the existence and terms of this Agreement and no party shall be required to produce an original or all of such counterparts in making such proof.

[Signature Pages Follow]

SIGNATURE PAGE TO SERIES A PREFERRED STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Gryt Health, Inc *Founder Signature*

Name: David Craig
Title: President
Address: 915 Winton Road South, Suite 307, Rochester, NY 14618-1633

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [STATE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "***Agreement***") is made and entered into as of ___[EFFECTIVE DATE]___, by and between Gryt Health, Inc., a Delaware corporation (the "***Company***"), and the parties listed on <u>Exhibit A</u> attached hereto (collectively, the "***Series A Investors***").

RECITALS

A.   The Series A Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Series A Investors, shares of Series A Preferred Stock (the "***Series A Preferred Stock***") on the terms and conditions set forth in that certain Series A Preferred Stock Purchase Agreement, dated of even date herewith, by and among the Company and the Investors, as amended from time to time (the "***Series A Preferred Stock Purchase Agreement***"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Series A Preferred Stock Purchase Agreement.

B.   It is a condition to the Closing of the sale of the Series A Preferred Stock that the parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.   **COVENANTS OF THE COMPANY**

1.1.   **Information Rights**.

(a)   <u>Basic Financial Information</u>. The Company will furnish to each Series A Investor within one hundred fifty (150) days after the end of the Company's fiscal year (or give each Series A Investor limited on-line access to its accounting system for purposes of obtaining) (1) annual audited financial statements for each fiscal year of the Company commencing with fiscal year 2023, including a balance sheet as of the end of such fiscal year, a statement of operations and a statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; provided, that, at the discretion of the Company's Board of Directors (the "***Board***"), if the Board reasonably believes that obtaining audited financial statements is financially burdensome, the Company may provide annual unaudited financial statements until such audited financials are available; (2) as soon as practicable, but in any event within 30 days after the end of each quarter of each fiscal year of the Company, an unaudited profit or loss statement, a statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter; (3) as soon as practicable, but in any event within 30 days after the end of each quarter of each fiscal year of the Company, unaudited financial statements and quarterly statements comparing the actual budget to the projected annual budget; and, if the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. Additionally, at least 30 days prior to the end of each fiscal year, the Company will also furnish or make available a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year, which budget shall be subject to Board approval.

(b)   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Series A Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Series A Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Series A Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Series A Investor's investment in the Company.

(c)   Inspection Rights. The Company shall permit each Series A Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Series A Investor.

1.2.   **Indemnification Agreements**. The Company shall enter into a customary indemnification agreement with each member of the Board in a form acceptable to the Board and shall purchase and maintain a policy or policies of directors' and officers' liability insurance with at least $1,000,000 in coverage, as promptly as possible following the Closing.

1.3.   **Employee Agreements**. The Company will cause each individually, a "***Key Holder***" and, collectively, "***Key Holders***", officer, and each person formerly, now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to any confidential information, intellectual property and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement, substantially in the form reasonably acceptable to the Board. Each Key Holder shall enter into an employment agreement with the Company, including confidentiality, non-solicit and non-compete provisions, in form acceptable to the Board.

2.   **PARTICIPATION RIGHT**

2.1.   <u>**General**</u>. Each of the Series A Investors has the right of first refusal to purchase such Series A Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 2.2 below) that the Company may from time to time issue after the date of this Agreement, <u>provided, however,</u> such Series A Investor shall have no right to purchase any such New Securities if such Series A Investor cannot demonstrate to the Company's reasonable satisfaction that such Series A Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Securities Act. A Series A Investor's "***Pro Rata Share***" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Series A Preferred Stock owned by such Series A Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Series A Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

2.2.   <u>**New Securities**</u>. "***New Securities***" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; <u>provided, however,</u> that the term "New Securities" <u>does not include:</u> (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Company's Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company, as approved by the Board; and (e) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

2.3.   <u>**Procedures**</u>. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each of the Series A Investors a written notice of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 3.2. Each of the Series A Investors shall have twenty (20) days from the date such Notice is effective, as determined pursuant to Section 3.2 based upon the manner or method of notice, to agree in writing to purchase such Series A Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Series A Investor's Pro Rata Share).

2.4. **Failure to Exercise**. In the event that the Series A Investors fail to exercise in full the right of first refusal within such twenty (20) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Series A Investors' rights of first refusal hereunder were not exercised, at a price and upon terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Series A Investors. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Series A Investors pursuant to this Section 2.

3. **GENERAL PROVISIONS**

3.1. **Amendment and Waiver of Rights**. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Required Holders (as defined in the Series A Preferred Stock Purchase Agreement), and/or any of their permitted successors or assigns. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Series A Investor without the written consent of such Series A Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this Section 3.1 shall be binding upon each Series A Investor, each permitted successor or assignee of such Series A Investor and the Company.

3.2. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by confirmed facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or <u>Exhibit A</u> hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 3.2.

3.3.   **Entire Agreement**. This Agreement and the Series A Preferred Stock Purchase Agreement, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

3.4.   **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

3.5.   **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

3.6.   **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

3.7.   **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by a Series A Investor without the prior written consent of the Company; provided, however, that a Series A Investor may assign its rights of first refusal and participation rights under this Agreement to one or more of its affiliates or beneficial owners without Company consent. Any attempt by a Series A Investor without such permission (if required) to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. No Stockholder may transfer shares of capital stock unless each transferee agrees to be bound by the terms of this Agreement.

3.8.   **Titles and Headings**. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

3.9.   **Counterparts**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

3.10.   **Costs and Attorneys' Fees**. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

3.11. **Adjustments for Stock Splits, Etc**. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

3.12. **Further Assurances**. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

3.13. **Facsimile Signatures**. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

3.14. **Termination**. The rights, duties and obligations under this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

3.15. **Additional Investors**. Notwithstanding anything to the contrary contained herein, if the Company issues additional Shares of Series A Preferred Stock after the date hereof, any purchaser of such Shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a "Series A Investor" for all purposes hereunder. No action or consent by the Series A Investors shall be required for such joinder to this Agreement by such additional Series A Investor, so long as such additional Series A Investor has agreed in writing to be bound by all of the obligations as a "Series A Investor" hereunder.

SCHEDULE A

SIGNATURE PAGE TO INVESTORS' RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Gryt Health, Inc

Founder Signature

____

Name: David Craig
Title: President
Address: 915 Winton Road South, Suite 307, Rochester, NY 14618-1633

Read and Approved (For IRA Use Only):

By: ______________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [STATE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

List of Series A Preferred Stock Investors

Name, Address and Number of Shares

Name and Address	Number of Shares of Series A Preferred Stock
[ENTITY NAME] [STATE]	[SHARES]
TOTAL	[SHARES]

**SECOND AMENDED AND RESTATED
STOCKHOLDERS AGREEMENT**

BY AND AMONG

GRYT HEALTH, INC.

AND

EACH OF THE STOCKHOLDERS LISTED ON APPENDIX B

AND THE ADDITIONAL STOCKHOLDERS

FROM TIME TO TIME PARTY HERETO

<u>   [EFFECTIVE DATE]   </u>

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

THIS SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "*Agreement*") is entered into as of [EFFECTIVE DATE] (the "*Effective Date*") by and among Gryt Health, Inc., a Delaware corporation (the "*Company*"), the stockholders set forth on the signature page hereof and each of the Additional Stockholders (defined below) from time to time becoming a party to this Agreement in accordance with the provisions of Section 2.1 below, with reference to the following facts:

R E C I T A L S :

A.   The Common Stockholders (defined below) are presently the owners of all of the issued and outstanding Shares (defined below) of Common Stock (defined below) of the Company;

B.   The Company and the Common Stockholders are parties to that certain First Amended and Restated Stockholders Agreement dated as of July 25, 2019 (the "*Prior Stockholders Agreement*");

C.   Concurrently with the execution and delivery of this Agreement, the Company is issuing shares of Series A Preferred Stock (defined below) to certain new stockholders (collectively, the "*Series A Stockholders*");

D.   As a condition to the issuance of the Series A Preferred Stock, the Company, the Common Stockholders and the Series A Preferred Stockholders desire to enter into this Agreement for the purpose of, among other things, (i) amending and restating the Prior Stockholders Agreement, and (ii) adding the Series A Preferred Stockholders as parties hereto; and

E.   The Common Stockholders and Series A Preferred Stockholders desire to provide against any Shares coming into outside or disinterested hands to the detriment of the Company and themselves, and for this purpose they desire to establish procedures imposing restrictions on the sale, transfer, pledge, encumbrance or other disposition of the Shares or of the interests of any Stockholder (defined below) therein.

NOW, THEREFORE, the parties hereto agree as follows:

1.   **DEFINITIONS.** As used in this Agreement, unless the context otherwise requires:

"*Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Accruing Dividends*" means dividends accruing on the Series A Preferred Stock at the rate of 12% simple interest per annum on the original issue price per share of Series A Preferred Stock.

"*Additional Stockholder*" has the meaning set forth in Section 2.1.

"*Affiliate*" means: (a) with respect to a person, any member of such person's family; (b) with respect to an entity, any officer or director of such entity; and (c) with respect to a person or entity, any person or entity which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity.

"*Agreement*" means this Second Amended and Restated Stockholders Agreement.

"*Appraised Value*" means the Appraised Value of a Share at any date as determined by the Independent Appraiser. In determining the Appraised Value of a Share, the Independent Appraiser shall take into account all circumstances, including, but not limited to, the fact that the Shares are restricted in their transferability. Determination of the Appraised Value by the Independent Appraiser shall be in the sole discretion of the Independent Appraiser, and such determination shall be binding and conclusive for all purposes hereunder.

"*Board*" means the Company's Board of Directors as elected from time to time by the Company's stockholders.

"*Business Day*" means Monday through Friday and shall exclude any federal or bank holidays observed in New York, NY.

"*Certificate of Incorporation*" means the Company's Certificate of Incorporation, as amended from time to time.

"*Closing*" has the meaning set forth in Section 6.1.5.

"*Common Stock*" means the Company's Common Stock, $0.001 par value per share.

"*Common Stockholders*" means the holders of the Common Stock.

"*Company*" means Gryt Health, Inc., a Delaware corporation, or any successor thereto.

"*Company Acceptance*" has the meaning set forth in Section 6.1.2.

"*Disability*" means with respect to any Stockholder, the date upon which such Stockholder is declared legally incompetent under the laws of the State of New York, or the date of a determination by a physician duly licensed under the laws of the State of New York and selected in the reasonable discretion of the Company that such incapacitated Stockholder has incurred a mental or physical condition that can reasonably be expected to prevent such incapacitated Stockholder from carrying out the duties and obligations on behalf of the Company or its Affiliates for a period of greater than one year. Each Stockholder hereby covenants and agrees to cooperate with any physician so designated by the Company; provided that any physician so designated shall consult with any physician designated by (or on behalf of) the incapacitated Stockholder.

"***Drag-Along Stockholder***" has the meaning set forth in Section 6.3.

"***Drag-Along Transaction***" has the meaning set forth in Section 6.3.

"***Equity Securities" or "Shares***" means any and all shares of Common Stock, Series A Preferred Stock or any other shares of the Company's capital stock, and any other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock, Series A Preferred Stock, any stock or security convertible into or exchangeable for Common Stock, Series A Preferred Stock or any other stock, security or interest in the Company whether or not convertible into or exchangeable for Common Stock or Series A Preferred Stock.

"***Fair Market Value***" means the fair market value of the Shares as determined by a majority of the Board pursuant to Section 5.1 of this Agreement.

"***GAAP***" means generally accept accounting principles applied on a basis consistent with prior periods.

"***Holder***" means any Person offering or obligated to offer the Offered Shares pursuant to this Agreement.

"***Independent Appraiser***" means the person or firm selected from time to time by the Board of the Company to determine the Appraised Value of the Shares.

"***Offered Shares***" means those Shares to be offered to the Stockholders and the Company pursuant to the rights of first refusal or option rights of Section 4.1.

"***Pro Rata Share***" means with respect to each Stockholder, the percentage found by dividing the total number of shares of Stock owned by such Stockholder by the total number of shares of Stock owned by all of the Stockholders.

"***Put Notice***" is defined in Section 4.5.

"***Remaining Offered Shares***" has the meaning set forth in Section 6.1.3.

"***Requisite Parties***" is defined in Section 5.4.

"***Selling Stockholder***" has the meaning set forth in Section 4.

"***Series A Preferred Stock***" means the Company's Series A Preferred Stock, $0.001 par value per share.

"*Series A Preferred Stockholders*" means the holders of the Series A Preferred Stock.

"*Stockholders*" means those persons whose names appear on the signature page hereof, including any Additional Stockholders and any transferee or transferees of any of them bound by the terms of this Agreement.

"*Third Party*" means any person or entity excluding each of the following: (a) the Company and any of its successors, executive officers, directors, associates, partners (limited and general) or Affiliates; or (b) each of the Stockholders that are a party to this Agreement as of, but immediately prior to, the relevant date of determination for purposes of any Transfer.

"*Third Party Offer*" has the meaning set forth in Section 6.1.1.

"*Third Party Transferee*" has the meaning set forth in Section 6.1.4.

"*Trade Secret Information*" is defined in Section 12.2.1.

"*Transfer*" means the sale, gift, mortgage, pledge, exchange, assignment or other disposition or transfer, including a disposition under judicial order, legal process, execution, attachment or enforcement of an encumbrance, but shall not include: (a) a transfer by a Stockholder to any person with the consent of each of the Stockholders who are bound by the terms hereof at the time, (b) a transfer by a Stockholder to (i) such Stockholder's spouse, children (including adopted children, step-children or their issue) or grandchildren, or (ii) trustees or custodians for their benefit or to other persons or entities for estate-planning purposes, as a gift or otherwise without consideration; provided, however, that any and all such transferees shall hold the Equity Securities subject to the terms of this Agreement and, as a condition precedent to such transfers, shall be required to execute and deliver a counterpart of this Agreement.

"*Transfer Notice*" means the notice to be delivered by or for a Stockholder to the Company and each of the other Stockholders setting forth the option to purchase Shares provided in Section 4.1.1, which notice shall specify the number of Shares proposed to be transferred, the Purchase Price, the proposed transferee and the terms of payment and shall include a copy of the Third Party Offer.

2. **GENERAL RESTRICTION ON TRANSFER OF SHARES.**

2.1. **Restriction on Transfer**. None of the Shares may be directly or indirectly sold, transferred, hypothecated, pledged, assigned, alienated or otherwise disposed of, including but not limited to a transfer by agreement, gift, court order, marital dissolution, or other termination of a marital relationship (any such actions constituting a "'*Transfer*"), except in accordance with the terms and provisions of this Agreement. This Agreement shall apply to all of the Shares. No Transfer of Shares in violation of this Agreement shall be made or recorded on the books of the Company, and any such

Transfer shall be void and of no effect. Immediately upon and as a condition to the issuance or grant of any Equity Securities to any person or entity (such person or entity, an "*Additional Stockholder*") at any time from and after the Effective Date, the Company shall cause each such Additional Stockholder to enter into this Agreement in form and substance satisfactory to the Company whereby such Additional Stockholder shall agree to become and remain bound by the restrictions and provisions of this Agreement as and to the same extent as the other Stockholders.

2.2. **Consent to Transfer**. Except as permitted by Section 3.1 or Section 4, no Stockholder shall Transfer any Shares without the prior written consent of the other Stockholders. Each Stockholder acknowledges that there is no obligation to grant such consent, and it is agreed that a Stockholder may withhold consent to any attempted Transfer in such Stockholder's sole, absolute and subjective discretion, without necessity of justification therefor and without regard to the reasonableness of such Stockholder's refusal to consent.

2.3. **Transfers Void**. Each transferee of a Stockholder shall, unless this Agreement expressly provides otherwise, hold such transferred Shares subject to all of the provisions of this Agreement and shall make no further Transfers except as provided in this Agreement. Any Transfer of Shares not in compliance with this Agreement shall be void and of no effect whatsoever.

3. **PERMISSIBLE TRANSFERS.**

Notwithstanding any provision of this Agreement to the contrary:

3.1. **Permitted Transferees**. Subject to Section 3.2, a Stockholder may Transfer or cause to be transferred all or any portion of such Stockholder's Shares: (i) to any person with the consent of 66-2/3% (by number of shares owned after giving effect to conversion of the Series A Preferred Stock to Common Stock) of the parties who are bound by the terms hereof at the time or to the Company and each of the other Stockholders, (ii) to such Stockholder's spouse, (iii) to any trust solely for the benefit of such Stockholder, such Stockholder's spouse, parents, grandparents, children (including adopted children, step-children and their issue) or grandchildren under which trust such Stockholder, and/or any other person(s) or representative(s) designated by such Stockholder, retains exclusive control over the voting of such Shares, (iv) by will or by the laws of descent and distribution, or (v) by gift to such Stockholder's spouse, children (including adopted children, step-children and their issue) or grandchildren, or (vi) by pledge to secure a bona fide loan made by a lending institution or any other Stockholder (each, a "*Permitted Transferee*").

3.2. **Transferees Bound**. The transferee of Shares transferred pursuant to Section 3.1 shall be bound by all the terms and provisions of this Agreement and no

Transfer shall be valid or a permitted transfer unless such transferee consents in writing to be bound by the terms hereof.

4. **GENERAL BUY/SELL AGREEMENT.**

   4.1. **Buy/Sell Events**. For purposes of this Section 4, the following shall constitute "***Buy/Sell Events***":

      4.1.1. Prohibited Transfer or Encumbrance. A Transfer or attempted Transfer by a Stockholder of all or any portion of such Stockholder's Equity Securities contrary to the provisions of Section 2;

      4.1.2. Bankruptcy or Insolvency. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) adjudging a Stockholder bankrupt or insolvent, or (ii) approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition, or similar relief for a Stockholder under the federal bankruptcy laws or any other similar applicable law or practice, provided that such decree or order shall remain in force, undischarged and unstayed, for a period of 90 days;

      4.1.3. Appointment of Receiver. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) for the appointment of a receiver, a liquidator, or a trustee or assignee in bankruptcy or insolvency of a Stockholder, or for the winding up and liquidation of such Stockholder's affairs, provided that such decree or order shall have remained in force undischarged and unstayed for a period of 60 days, or (ii) for the sequestration or attachment of any property of a Stockholder without its return to the possession of such Stockholder or its release from such sequestration or attachment within 60 days thereafter;

      4.1.4. Bankruptcy Proceedings. A Stockholder (i) institutes proceedings to be adjudicated a voluntary bankrupt or an insolvent, (ii) consents to the filing of a bankruptcy proceeding against such Stockholder, (iii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition, or similar relief for such Stockholder under the federal bankruptcy laws or any other similar applicable law or practice, (iv) consents to the filing of any such petition, or to the appointment of a receiver, a liquidator, or a trustee or assignee in bankruptcy or insolvency for such Stockholder or a substantial part of such Stockholder's property, (v) makes an assignment for the benefit of such Stockholder's creditors, (vi) is unable to or admits in writing such Stockholder's inability to pay such Stockholder's debts generally as they become due, or (vii) takes any action in furtherance of any of the aforesaid purposes;

      4.1.5. Breach of Restrictions on Competition. The breach of the restrictions on competition set forth in Section 12 by any Stockholder;

4.1.6. <u>Death of Stockholder</u>. The death of any Stockholder;

4.1.7. <u>Disability of Employee Stockholder</u>. The Disability of any Employee Stockholder; and

4.1.8. <u>Divorce of Stockholder</u>. The entry of a decree of divorce or judgment of dissolution or separate maintenance by a court of competent jurisdiction or a property settlement or separation agreement or other agreement or arrangement whereby the Equity Securities or any portion thereof, or interest therein, are to be transferred or awarded to the spouse of a Stockholder.

For the purposes of implementing the provisions contained in this Section 4, the "*Selling Stockholder*" shall be: (i) in the case of the occurrence of the event referenced in Section 4.1.1, the Stockholder that has Transferred (or attempted to Transfer) all of any portion of such Stockholder's Shares contrary to the provisions of Section 2; (ii) in the case of the occurrence of any of the events referenced in Sections 4.1.2, 4.1.3 and/or 4.1.4, the Stockholder that is subject to such court decree or order or has instituted such proceedings or filed such petitions or who is insolvent, etc., (iii) in the case of the occurrence of the event referenced in Section 4.1.5, the Stockholder that has breached the restrictions on competition set forth in Section 12, and (iv) in the case of the events referenced in Sections 4.1.6, 4.1.7, or 4.1.8, the Stockholder that has died, has divorced or suffered a Disability. The "*Non-Selling Stockholders*" shall be the Stockholders who are not the Selling Stockholder.

4.2. **Rights Arising From a Buy/Sell Event**. Upon the occurrence of any of the Buy/Sell Events set forth in Sections 4.1.1 through 4.1.5, or 4.1.7, any Non-Selling Stockholder who is not the Selling Stockholder shall have the right, but not the obligation, and upon the occurrence of the Buy/Sell Event set forth in Section 4.1.6, the Company shall have the obligation, to implement the buy/sell procedures set forth in this Section 4 by giving written notice ("*Buy/Sell Election Notice*") thereof to the Selling Stockholder and all of the Non-Selling Stockholders within 30 days following the occurrence of such Buy/Sell Event. Upon the occurrence of a Buy/Sell Event set forth in Section 4.1.8, the Stockholder suffering the divorce shall have the first right, but not the obligation, to implement the buy/sell procedures set forth in this Section 4. In the event such Stockholder fails to implement the buy/sell procedures as to all the Shares subject to the Buy/Sell Event under Section 4.1.8, the other Stockholders shall have the second right, but not the obligation, to implement the buy/sell procedures set forth in this Section 4.

4.3. **Determination of the Purchase Price.** The Purchase Price for the Selling Stockholder's Shares shall be determined in accordance with Section 5.

4.4. **Non-Selling Stockholders' Option; Company's Obligation**.

4.4.1. For a period of 30 days after the determination of the Purchase Price, each Non-Selling Stockholder shall have the right, but not the obligation, in the case of the occurrence of any of the Buy/Sell Events set forth in Sections 4.1.1 through 4.1.5 or 4.1.7 and the Stockholder suffering the divorce shall have the first right and the other Non-Selling Stockholder shall have the second right in the case of the occurrence of a Buy/Sell Event set forth in Section 4.1.8 (Divorce of Stockholder), to elect to purchase all (but not less than all) of the Stock of the Selling Stockholder (the "*Selling Stockholder's Offered Stock*") for the Purchase Price thereof, and on the terms and conditions set forth in this Section 4 and Section 5 by giving written notice thereof to each other Stockholder within such 30-day period. If more than one Non-Selling Stockholder elect to exercise such right to purchase, where such rights are pari passu, then such electing Non-Selling Stockholders shall collectively purchase the Selling Stockholder's Offered Stock in proportion to their respective Pro Rata Shares (or in such different proportions as such electing Non-Selling Stockholders otherwise agree). Failure by any Non-Selling Stockholder to timely give written notice exercising such Non-Selling Stockholder's right to purchase set forth in this Section 4.4 shall be deemed an election by such Non-Selling Stockholder to waive such right to purchase.

4.4.2. On or before the 90th day after the determination of the Purchase Price, the Company shall have the obligation, in the case of the occurrence of the Buy/Sell Event set forth in Section 4.1.6, to purchase all (but not less than all) of the Selling Stockholder's Offered Stock for the Purchase Price thereof, and on the terms and conditions set forth in this Section 4 and Section 5.

5. **PURCHASE PRICE AND TERMS**.

5.1. **Determination of Purchase Price**

5.1.1. Annual Determination of Fair Market Value. Within 30 days following the close of each fiscal year of the Company, the Board of the Company shall review and determine the Fair Market Value of the Shares. Upon such review, the Board may by majority approval stipulate to the Fair Market Value of the Shares taking into account all circumstances, including, but not limited to the fact that the Shares are restricted in their transferability. In addition, the Board may take into account, to the extent they deem relevant, the assets, liabilities, and net income of the Company as of the latest date for which financial statements are available, the earnings of the Company, the Company's contingent liabilities and contracts with customers and prospective customers, the fair market value and price/earnings ratio of any comparable publicly traded companies, and subject to adjustments whether such dissimilarities between the companies being compared and any other factors that the Board, in its discretion, deems relevant. Upon determination of the Board as to the Fair Market Value of the Shares, the

Fair Market Value shall be communicated in writing to the Stockholders of the Company, and such Fair Market Value shall be the Purchase Price for the next fiscal year or if a Stockholder objects to such determination of Fair Market Value in accordance with the procedures set forth in Section 5.1.2 below, until the Appraisal is determined by an Independent Appraiser in accordance with Section 5.1.2 below. The Fair Market Value of the Shares shall be automatically adjusted on an equitable basis in the event of any stock split, stock dividend, merger or recapitalization. The Fair Market Value of the Series A Preferred Stock shall not include the amount of unpaid cumulative Accruing Dividends.

   5.1.2. <u>Determination of Appraised Value</u>. In the event a Stockholder disagrees with the Board's determination of Fair Market Value, such Stockholder shall be entitled to provide to the Company with notice of such disagreement within 30 days of such Stockholder's receipt of the Board's determination of Fair Market Value. In such event, an independent appraisal shall be conducted by an Independent Appraiser who shall determine the value of the Company (the "***Appraised Value***") no later than 60 days from his or her appointment as Independent Appraiser.

   5.1.3. The Independent Appraiser shall determine the Appraised Value by determining the fair market value of the assets of the Company, including, without limitation, the goodwill of the Company, net of the liabilities of the Company, in the manner set forth below; provided, however, the obligation to purchase a Selling Stockholder's Shares shall not be considered a liability of the Company and insurance proceeds received by the Company by reason of the death of a Stockholder shall not be considered an asset of the Company. The fair market value shall be the fairest price estimated in the terms of money which the Company could obtain if such assets were sold in the open market allowing a reasonable time to find a purchaser who purchases with knowledge of the uses which such assets in their then condition are adapted and for which such assets are capable of being used at the time of the occurrence of the Buy/Sell Event. The Independent Appraiser shall ignore any and all historical values of the assets of the Company and any and all prior agreements of the Stockholders as to the value of the assets of the Company and any prior determination of and Fair Market Value of the Shares as determined by the Board. The Appraised Value shall be the Purchase Price until the Fair Market Value is determined in accordance with Section 5.1.1 above.

   5.1.4. <u>Payment of Costs</u>. The objecting Stockholder shall pay for the services of the Independent Appraiser.

   5.1.5. <u>Closing and Payment of Purchase Price</u>. The closing of a purchase and sale pursuant to Article II shall be held at the principal office of the Company in the State of New York (or such other office as is designated by the Purchasing Parties) on or before the 90th day after the determination of the Purchase Price. In the event the Purchasing Party is the Company and is purchasing the Selling Stockholder's Shares as a result of the occurrence of the events referenced in Sections 4.1.6 or 4.1.7, a portion of the Purchase Price shall be paid by the Company at the closing, in cash, or by the delivery of one or more certified or bank cashier's checks drawn and made payable to the order of the Selling Stockholder, in an amount equal to the greater of (i) any life insurance proceeds that the Company is entitled to receive by reason of the death of the Stockholder associated with the Selling Stockholder or (ii) 50% (or more at the election of the Company) of the Purchase Price, and the balance of such Purchase Price shall be paid by delivery of a non-recourse promissory note in an amount equal to the balance of such Purchase Price executed by the Company. In all other events, the Purchase Price shall be paid by the Purchasing Parties at the closing, in cash, or by the delivery of (i) one or more certified or bank cashier's checks drawn and made payable to the order of the Selling Stockholder, in an amount equal to 20% (or more at the election of the Purchasing Parties) of the Purchase Price and (ii) one or more non-recourse promissory notes in an amount equal to the balance of such Purchase Price executed by the Purchasing Parties.

Any promissory note delivered pursuant to this Section 5.2 shall contain terms providing for (i) annual interest accruing at a rate equal to the lesser of (a) the Citibank N.A. commercial reference (prime) lending rate, compounded annually, and adjusted concurrently with any adjustments to any such prime rate, plus two hundred basis points or (b) the maximum non-usurious rate then permitted by law (if the usury laws are applicable), and (ii) payments of equal quarterly installments of principal and interest commencing on the first day of the first calendar quarter following the closing of the purchase of the Selling Stockholder's Shares so that the entire principal amount is fully amortized over a five year period. In addition, any such promissory note may be prepaid at any time without prepayment penalty. In order to secure the repayment of the promissory note described above, the Purchasing Parties shall grant a security interest in favor of the Selling Stockholder in and to the Shares purchased by such Purchasing Parties and the Purchasing Parties hereby agree to execute any and all documents, instruments and/or agreements reasonably necessary to create, perfect and continue such security interest including, without limitation, Uniform Commercial Code financing and continuation statements and other security instruments.

5.2. **Condition to Any Transfer.** Payment for any Shares to be purchased pursuant to Section 4 shall be conditioned upon (i) the Selling Stockholder's delivery of the Shares to the Purchasing Parties free and clear of all liens, security interests and competing claims, (ii) the delivery to the Purchasing Parties of certificates representing the Shares duly endorsed for transfer or with Shares powers duly executed in blank, and (iii) the payment by the Company to the Selling Stockholder of the full amount of unpaid Accruing Dividends. Any transferee Stockholder shall accept the Shares subject to all the restrictions, terms and conditions contained in this Agreement.

5.3. **Release and Indemnity.** Prior to the closing of the purchase and sale of any Shares pursuant to the provisions of Section 4, each Purchasing Party shall use such party's reasonable, diligent and good faith efforts to obtain written releases of the Requisite Parties from any and all guarantees, indemnities or other recourse obligations previously entered into or incurred by any of the Requisite Parties in connection with, or in furtherance of, the business and affairs of the Company. To the extent any of the foregoing releases discussed in the first sentence of this Section 5.3 are not obtained on or before the closing of the purchase of the Shares, each Purchasing Party hereby agrees, in proportion to the percentage of the Shares purchased by each such Purchasing Party from the Selling Stockholder, to severally indemnify, defend, protect and hold wholly harmless the Requisite Parties, from any and all costs, expenses, liabilities and damages arising out of, or in connection with, such guarantees, indemnities or recourse contractual obligations whether arising prior to or after the closing of such purchase. The term "*Requisite Parties*" means upon the occurrence of a Buy/Sell Event, the selling Stockholder, the Stockholder associated with such selling Stockholder and such Stockholder's spouse, and the beneficiaries and any Affiliate of such selling Stockholder.

6. **RIGHTS OF FIRST REFUSAL.**

  6.1. **Rights of First Refusal.**

    6.1.1. First Refusal Rights. No Stockholder shall during his, her or its lifetime Transfer any Equity Securities now or hereafter held or acquired by that Stockholder to any individual or entity except upon receipt of a written bona fide Third Party offer (a "*Third Party Offer*") and after the Stockholder or Stockholders desiring to make the Transfer (the "*Selling Stockholder*") shall first deliver a written notice (the "*Transfer Notice*") to the Company specifying (i) the name and address of the individual or entity making the Third Party Offer, (ii) the number and class or series of Equity Securities which the Selling Stockholder wishes to sell (the "*Offered Shares*"), (iii) the cash or other purchase price offered for the Equity Securities, (iv) a copy of the Third Party Offer, and (v) any other material terms of the Offer not included in the Third Party Offer. The Transfer Notice shall constitute an irrevocable offer by the Selling Stockholder to sell to the Company the Offered Shares at the price and on the same terms and conditions contained in the Transfer Notice.

    6.1.2. Company Rights. Within five Business Days following its receipt of the Transfer Notice, the Company shall notify the Selling Stockholder as to the number of the Offered Shares, if any, that the Company is electing to purchase (each such notice being a "*Company Acceptance*"). Each Company Acceptance shall be deemed to be an irrevocable commitment to purchase from the Selling Stockholder that number of the Offered Shares which the Company has elected to purchase pursuant to its Company Acceptance. Failure by the Company to deliver a Company Acceptance within the specified five Business Day period shall be deemed a waiver by the Company of its right to purchase any of the Offered Shares.

    6.1.3. Non-Selling Stockholder Rights. If the Company does not elect to purchase all of the Offered Shares, the Non-Selling Stockholders shall have the right to purchase any remaining Offered Shares that the Company has not agreed to purchase (the "***Remaining Offered Shares***") (on a pro rata basis in the same proportion that each so electing Non-Selling Stockholder's Equity Securities then owned bears to all Equity Securities then owned by all Non-Selling Stockholders electing to purchase the remaining Offered Shares, after giving effect to the conversion of the Series A Preferred Stock to Common Stock. Within five Business Days following expiration of the five Business Day period specified in Section 6.1.2 for the Company's delivery of a Company Acceptance, the Non-Selling Stockholders shall notify the Company and the Selling Stockholder as to the number of the Remaining Offered Shares, if any, that the Non-Selling Stockholders are electing to purchase (each such notice being a "***Non-Selling Stockholder Acceptance***"). Each Non-Selling Stockholder Acceptance shall be deemed to be an irrevocable commitment to purchase from the Selling Stockholder that number of the Remaining Offered Shares which the Non-Selling Stockholders have elected to purchase pursuant to a Non-Selling Stockholder Acceptance (or any such lesser amount as a result of any reduction required).

6.1.4. <u>Sale by Selling Stockholder</u>. If the Company and the Non-Selling Stockholders do not deliver to the Selling Stockholder a Company Acceptance or a Non-Selling Stockholder Acceptance to purchase all of the Offered Shares within the time periods set forth in Sections 6.1.2. and 6.1.3., above, the Selling Stockholder (a) shall be under no obligation to sell any of the Offered Shares to the Company or the Non-Selling Stockholders, unless the Selling Stockholder so elects, and (b) may, within a period of days from the date of the Transfer Notice, sell all, but not less than all, of the Offered Shares to one or more Third Parties (each a "***Third Party Transferee***"), for cash or other consideration substantially on the terms specified in the Transfer Notice. Upon any such sale, the Third Party Transferee of the Offered Shares shall execute an agreement in form and substance reasonably satisfactory to the Company pursuant to which the Third Party Transferee agrees that the Equity Securities it acquired from the Selling Stockholder are subject to the provisions of this Agreement and the other applicable provisions hereof. Any Third Party Transferee to whom Offered Shares are transferred pursuant to and in compliance with this Section 6.1 shall, upon consummation of such Transfer, be deemed a Stockholder. If the Selling Stockholder does not complete the sale of the Offered Shares within the 60day period as aforesaid, the provisions of this Section 6 shall again apply, and no Transfer of Equity Securities held by the Selling Stockholder shall be made other than in accordance with the terms of this Agreement.

6.1.5. <u>Closing</u>. The closing of purchases of Offered Shares by the Company (or its designee) and/or the Remaining Offered Shares by one or more Non-Selling Stockholders (or its designee) pursuant to this Section 6.1 shall take place within 20 business days after the date of the Transfer Notice at 10:00 A.M. local time at the principal offices of the Company, or at such other date, time or place as the parties to the sale may agree (the "***Closing***"). At least five Business Days prior to the Closing, the Company shall notify the Selling Stockholder(s) in writing of the name and number of purchasers and the portion of the Offered Shares to be purchased by the Company and/or the portion of Remaining Offered Shares to be purchased by one or more Non-Selling Stockholders At the Closing, the Selling Stockholder(s) shall sell, transfer and deliver to the Company and/or one or more Non-Selling Stockholders, full right, title and interest in and to the Offered Shares or the Remaining Offered Shares so purchased, free and clear of all liens, claims, encumbrances, security interests, adverse interests or restrictions of any kind or nature (except as otherwise set forth in the Company's Certificate of Incorporation and this Agreement and applicable securities laws) and shall deliver to the Company and/or one or more Non-Selling Stockholders a certificate or certificates representing the Offered Shares and Remaining Offered Shares sold, in each case duly endorsed for transfer or accompanied by appropriate share transfer powers duly endorsed with signatures guaranteed by a commercial bank, trust company or registered broker dealer. After Closing, simultaneously with delivery of the certificates, the Company and/or one or more Non-Selling Stockholders, as applicable, shall deliver to the Selling Stockholder(s), in full payment of the purchase price of the Offered Shares and the Remaining Offered Shares purchased, (a) any cash consideration for the shares by wire transfer of immediately available funds to the bank and the account designated by the Selling Stockholder(s) and/or (b) any non-cash consideration for the shares in person to the Selling Stockholder(s) in accordance with the Transfer Notice.

6.1.6. Co-Sale Rights. To the extent the rights of first refusal are not exercised under Section 6.1 as to all Offered Shares, the Selling Stockholder shall afford the Non-Selling Stockholders the opportunity to participate in the sale with the Selling Stockholder, with the Selling Stockholder and the Non-Selling Stockholders participating in the sale pro rata in the same proportion that the Equity Securities owned by it represents to all of the issued and outstanding shares of Equity Securities of the Company, and for the same consideration and otherwise on the same terms as the Selling Stockholder sells its Equity Securities. In the event that any Selling Stockholder shall propose a sale of Equity Securities owned by it as contemplated by this Section 6.1.6, the Selling Stockholder shall provide the Transfer Notice to the Company and the Non-Selling Stockholders in accordance with Section 6.1, and each Non-Selling Stockholder shall state his or her intention to participate in the Non-Selling Stockholder Acceptance delivered to the Selling Stockholder in accordance with Section 6.1. If the Non-Selling Stockholders fail to deliver a Non-Selling Stockholder Acceptance to the Selling Stockholder in accordance with Section 6.1, each Non-Selling Stockholder's failure to deliver its Non-Selling Stockholder Acceptance shall be deemed to be a waiver of each Non-Selling Stockholder's right to participate in such sale.

6.1.7. Drag-Along Rights. If, at any time after the Effective Date, Stockholders (and/or their respective successors or permitted transferees and assignees, collectively for purposes of this Section 6.1.7, the "*Selling Investor Stockholders*") holding more than 33% of the then-outstanding shares of Equity Securities, voting together as a single class, propose to sell such shares to any Third Party (a "*Drag-Along*

Transaction"), Selling Investor Stockholders shall be entitled to, but shall not be obligated to, require each of the other Stockholders or other persons or entities holding any Equity Securities (each, a "***Drag-Along Stockholder***") to join in (participating pro rata in the same proportion that the Equity Securities owned by the Selling Investor Stockholders and each such Drag-Along Stockholder represents to all of the issued and outstanding Equity Securities of the Company), and to include in and to sell any and all of the Equity Securities held by such Drag-Along Stockholder in, the Drag-Along Transaction, in each case, on the same terms as Selling Investor Stockholders propose to sell shares of Equity Securities. The closing of any Drag-Along Transaction shall, to the extent practicable, occur not less than 20 business days after delivery of written notice by Selling Investor Stockholders to all Drag-Along Stockholders stating the applicable terms and timing thereof, and shall include a copy of the offer, term sheet or similar document pursuant to which offer was made and accepted by Selling Investor Stockholders and any other material terms of the offer not included in such document(s). Upon receipt of definitive documents pertaining to the Drag-Along Transaction reasonably acceptable to the Drag-Along Stockholders, all such Drag-Along Stockholders shall execute such documents and take such other actions as reasonably necessary for or incidental to such closing. The terms of any Drag-Along Transaction shall be governed by the definitive documents executed by each of the parties thereto.

7.   **AGREEMENT TO MAINTAIN A WILL.**

Each of the parties to this Agreement shall maintain in effect at all times, or cause to be maintained in effect at all times, a will directing such party's personal representative to carry out this Agreement and to execute all documents necessary to accomplish that result. The failure to maintain such a will in effect shall not affect the rights or obligations of the parties to this Agreement.

8.   **INSURANCE.**

8.1.   **Insurance Policies**. Each Stockholder and spouse agree that, at the option of the Company, application for the purchase of a life insurance or disability policy or policies on the life of any Stockholder or any Stockholder's spouse may be made by the Company in order to fund, in whole or in part, any purchase of Shares allowed to be made by the Company hereunder on the death or disability of any of such persons. The Company shall be designated the beneficiary under any such policy. Each Stockholder and spouse further agree to cooperate fully in the application for and purchase of all policies acquired hereunder.

8.2.   **Disbursement of Insurance Proceeds**. If, by reason of a Buy/Sell Event, the Company receives proceeds from an insurance policy owned by the Company, such insurance proceeds shall be held in an account with a financial institution under which such proceeds may be withdrawn on 30 days' notice, until (i) the option to purchase

Shares which was triggered by the event is fully exercised by the Company and the Stockholders, in which case such proceeds may be used to fund the Company's purchase of the Shares, (ii) the person who would be required to sell the Shares if the option were exercised consents in writing to unrestricted use of such proceeds, or (iii) five years from the occurrence of the Buy/Sell Event, whichever is earliest.

9. **LEGEND; SECURITIES LAW RESTRICTIONS.**

   9.1. **Stockholders Agreement Legend**.   Each certificate representing any Shares now or hereafter held by any Stockholder shall contain a legend in substantially the following form:

   > "The sale, transfer, or other disposition of the shares evidenced by this certificate are restricted by the provisions of a Stockholders Agreement (the "*Agreement*") dated as of [*DATE*]. Transferees of the shares are bound by the terms of the Agreement a copy of which may be inspected at the principal office of the corporation or obtained from the corporation without charge. All the provisions of the Agreement are hereby incorporated by reference in this certificate."

   9.2. **Securities Legend**. At all times from and after the Effective Date the certificates or other evidence representing the Shares shall bear a securities legend (the "*Legend*") in substantially the following form:

   > These securities have not been registered under the Securities Act of 1933, as amended (the "*Act*"), or state securities laws and cannot be offered, sold or otherwise transferred in the absence of registration or the availability of an exemption from registration under the Act and regulations promulgated thereunder and applicable state securities laws.

   Prior to any proposed Transfer by any Stockholder, such Stockholder shall provide the Company with a written opinion from legal counsel reasonably acceptable to the Company to the effect that an exemption from registration under the Act and any applicable state securities laws is available with respect to the proposed Transfer and that no such registration is required.

10. **TERM OF AGREEMENT.**

   This Agreement will terminate upon the earliest to occur of any of the following events: (a) bankruptcy, receivership or dissolution of the Company; (b) the written agreement of 66-2/3% (by number of Shares owned) of the parties who are bound by the terms hereof at the time; (c) the consummation of an initial public offering of any of the Common Stock of the

Company registered under the Act; or (d) at such time as only one Holder remains, the Shares of all other Holders having been transferred or redeemed in accordance with this Agreement.

11.   **LIMITATION ON COMPANY'S PURCHASE OF SHARES.**

With respect to any and all options given to the Company to purchase Shares under the terms of this Agreement, the purchase of Shares by the Company is subject to the restrictions governing the right of a corporation to purchase its own stock contained in applicable corporate statutes, and such other pertinent governmental restrictions as are now, or may hereafter become effective.

12.   **RESTRICTIONS AND COMPETITION; TRADE SECRETS.**

12.1.   **Restrictions on Competition, Fiduciary Duties.**

12.1.1. Restrictions on Competition. Each Stockholder agrees not to engage in any Competing Activity at any time during the term of this Agreement, either directly or indirectly (as an owner, lender, partner, stockholder, member, trustee, beneficiary, employee, officer, director, independent contractor, consultant or otherwise, other than through such Stockholder's ownership interest in the Company) without the prior written consent of all of the other Stockholders, which consent may be withheld in each such other Stockholder's sole and absolute discretion. The foregoing restriction on competition shall terminate upon the termination of this Agreement.

12.1.2. Solicitation. Each Stockholder agrees not to hire any of the employees of the Company for a period of two years following the termination of the employer-employee relationship between all of the Company's Affiliates and such Stockholder for any reason.

12.1.3. Competing Activity. As used herein, the term "*Competing Activity*" means engaging in a business and/or activity within the States of New York or Texas, which is similar in nature to the business of the Company.

12.1.4. Enforceability of Restrictions. If any of the covenants contained in this Section 12.1 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time, or over too great a geographical area, or by reason of its being too extensive in any other respect, then such covenant shall be interpreted to extend only over the maximum period of time for which it may be enforceable, and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

12.1.5. Irreparable Damage. The Stockholders acknowledge that a breach of the covenants contained in this Section 12.1 will cause irreparable damage to the

Company and the other Stockholders, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Stockholders agree that if any Stockholder breaches the covenants contained in this Section 12.1, then in addition to any other remedy which may be available at law or in equity, the Company and each non-competing Stockholder shall be entitled to specific performance and injunctive relief, without posting a bond or other security.

12.1.6. <u>Fiduciary Duties</u>. Subject the foregoing provisions of this Section 12.1 and the applicable laws of New York, no Stockholder shall have any obligations (fiduciary or otherwise) with respect to the Company or to the other Stockholders insofar as making other investment opportunities available to the Company or to the other Stockholders. Except as set forth in the foregoing provisions of this Section 12.1 and the applicable laws of New York, neither this Agreement nor any activities undertaken pursuant hereto shall prevent any Stockholder from engaging in such activities, and the fiduciary duties of the Stockholders to each other and to the Company shall be limited solely to those arising from the business of the Company and pursuant to the terms of the applicable laws of New York. Nothing contained in this Section 12.1 shall alter (or make inapplicable) the fiduciary duties which any Stockholder may have to the Company or the other Stockholders by reason of such Stockholder's status as a stockholder, officer and/or director of the Company pursuant to the provisions of the applicable laws of New York and/or any other law or regulation that may be applicable to such Stockholder by reason of such Stockholder's status as a stockholder, officer and/or director of the Company.

12.1.7. <u>Trade Secrets</u>. In the event of the termination of all of the employer-employee relationships between the Company's Affiliates and any Stockholder for any reason, the following shall apply:

12.1.8. <u>Trade Secret Information</u>. The Stockholders acknowledge and agree that, in performing the terms and conditions of the Stockholders' employment with the Company's Affiliates, they will directly and indirectly gain access to information about (a) the Company's Affiliates and their operations including, without limitation, its modes and methods of conducting its business, its employees, its client lists, its copyrighted and non-copyrighted or non-protected computer software programs, its techniques of operation, its financial structure, and its vulnerabilities; (b) the Company's clients and investors, including, without limitation, the clients' and investors' identity, business representatives, business plans and strategies, prior business dealings and negotiations, business opportunities, ideas and the development of such ideas, and particular likes and dislikes; and (c) other confidential and trade secret information regarding the Company (hereinafter collectively referred to as "***Trade Secret Information***").

12.1.9. <u>Delivery of Trade Secret Information</u>. Upon the cessation of a Stockholder's employment with the Company for any reason, or at any other time the Company demands, the Stockholder agrees to deliver promptly to the Company all material and documentation relating to the Company, including Trade Secret Information, and all memoranda, notes, records, reports, manuals, drawings, blueprints, and any other documents, whether or not of a confidential nature, belonging to the Company, including all copies of such materials which such Stockholder may then possess or have under its control. Each Stockholder further agrees that, upon the cessation of employment, such Stockholder shall not retain any document or data of any description containing or pertaining to Trade Secret Information, unless the Company, in its sole and absolute discretion, agrees in writing that such Stockholder may retain such document or data.

12.1.10. <u>Disclosure</u>. The Company and the Stockholders acknowledge and agree that all Trade Secret information shall be deemed to be highly confidential and shall remain the sole property of the Company. The Stockholders agree not in any way to communicate, reveal or divulge any Trade Secret Information to any person or entity not employed by the Company, unless the Company has given its advance, written approval to such communication. Even if authorized, in no event shall Trade Secret Information be communicated, revealed or divulged by any Stockholder to any person who is not an employee of the Company if the Stockholder reasonably foresees that such communication would adversely affect the Company's business.

13.   **DISPUTE RESOLUTION.**

Except as to any action which requires ex parte relief, expeditious orders of court, restraining orders, injunctive relief or the like in order to maintain the status quo or protect a Stockholder's interest, any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or otherwise arising out of the execution hereof, including any claim based on contract, tort or statute, shall be resolved, at the request of any Stockholder, by submission to binding arbitration at the New York County, New York offices of JAMS, pursuant to the Federal Arbitration Act. The parties hereby agree and acknowledge that this transaction involves interstate commerce thus requiring application of the Federal Arbitration Act.

Any judgment or award rendered by the arbitrator shall be final, binding and unappealable, and judgment may be entered by any state or federal court having jurisdiction thereof. Any Stockholder can initiate arbitration by sending written notice of intention to arbitrate by registered or certified mail to all Stockholders and to JAMS. The notice shall contain a description of the dispute, the amount involved, and the remedy sought. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 12.3 shall be determined by the arbitrator. The arbitrator shall be a retired or former judge agreed to between the Stockholders from the JAMS panel. If the

Stockholders are unable to agree, the arbitrator shall be selected according to the rules and procedures of JAMS.

The Stockholders shall be entitled to full rights of discovery as set forth under New York law, subject to such orders as may be entered by Arbitrator. Each Stockholder intends that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable.

The arbitrator shall follow applicable federal securities laws and the laws of the State of New York in rendering a decision. The arbitration proceeding shall be conducted according to the JAMS Comprehensive Arbitrator Rules ("Rules"), unless the Rules would conflict with any term of this agreement.

The arbitrator shall issue a final, written award within thirty (30) days of the completion of the arbitration hearing. In the arbitrator's award, the arbitrator shall allocate, in the arbitrator's discretion, all costs of the arbitration, including the fees of the arbitrator and reasonable attorneys' fees, costs and expert witness expenses of the Stockholders. The Stockholders hereto agree to comply with any award made in any such arbitration proceedings that has become final in accordance with the Rules and agree to the entry of a judgment in any jurisdiction upon any award rendered in such proceeding becoming final under the Rules. The arbitrator shall be entitled, if appropriate, to award any remedy in such proceedings permitted in a civil proceeding under the laws of the State of New York, including, if appropriate, monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, that the arbitrator shall have no authority to award punitive or exemplary damages.

14. **MISCELLANEOUS.**

14.1. **Specific Performance**. In addition to any other remedies which the Stockholders may have at law or in equity, the Company and the Stockholders hereby acknowledge that the harm which might result to the Stockholders from breaches by the Company or the Stockholders of their respective obligations to take all necessary actions with respect to the matters contemplated by this Agreement cannot be adequately compensated by damages. Accordingly, the Company and each Stockholder agrees that each other Stockholder shall have the right to have all obligations and undertakings set forth herein specifically performed by the Company or the other Stockholders, as the case may be, and that any other Stockholder shall have the right to obtain an order or decree of such specific performance in any of the courts of the United States of America or of any state or other political subdivision thereof.

14.2. **Successors and Assigns**. Subject to the provisions of this Agreement, this Agreement shall be binding upon and inure to the benefit of the Stockholders, their heirs, legal representatives, successors, and assigns.

14.3. **Construction of Agreement**. The Section headings of this Agreement are used herein for reference purposes only and should not govern, limit, or be used in construing this Agreement or any provision hereof. The Recitals set forth herein are hereby incorporated herein by reference and expressly made a part of this Agreement for all purposes. References to any Recital made in this Agreement shall be deemed to include this reference and incorporation. Where the context so requires, the use of the neuter gender shall include the masculine and feminine genders, the masculine gender shall include the feminine and neuter genders, and the singular number shall include the plural and vice versa. Time is of the essence of this Agreement. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of New York.

14.4. **Assignment**. Neither the Company nor any Stockholder shall assign this Agreement, in whole or in part, whether by operation of law or otherwise, unless (a) such person shall have obtained the prior written consent of all the other parties or (b) such assignment is in connection with a transfer of Equity Securities (x) not otherwise constituting a "*Transfer*" hereunder or (y) constituting a Transfer expressly permitted under Section 3.1 or Section 4 hereof. Any purported assignment of this Agreement contrary to the terms hereof shall be null and void and of no force and effect.

14.5. **Entire Agreement; Amendment**. This Agreement, including the Exhibits hereto and the other documents and agreements expressly included by reference herein, constitutes the entire agreement among the parties hereto with respect to the matters provided for herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. This Agreement may not be amended without the written consent of (i) the Company, and (ii) Stockholders holding not less than a majority of the total then-outstanding Equity Securities held by all of the Company Stockholders then party hereto (after giving effect to the conversion of the Series A Preferred Stock to Common Stock).

14.6. **Waiver**. No delay or failure on the part of any party hereto in exercising any right, power or privilege under this Agreement or under any other instruments given in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege, or the exercise of any other right, power or privilege. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

14.7. **No Third Party Beneficiaries**. It is the explicit intention of the parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

14.8. **Binding Effect**. This Agreement shall be binding on and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

14.9. **Notices**. All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    (i)   If to the Company:
        919 Winton Road South
        Suite 307
        Rochester, NY 14618-1633
        Attn: David Craig, President

    (ii)   If to any Stockholder:

        To such Stockholder's address maintained in the records of the Company.

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be hand-delivered or mailed in the manner described above, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt or the delivery receipt, being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

14.10. **Execution in Counterparts**. To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

14.11. **Facsimile Signatures**. Any signature page delivered by a fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requests it.

14.12. **Attorneys' Fees**. Subject to Section 13, should any arbitration or other proceeding be commenced between or among the Stockholders or their representatives concerning any provision of this Agreement or the rights and duties of any person, entity or trust in relation thereto, the Stockholder prevailing in such arbitration or other proceeding, shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for attorneys' fees and costs reasonably incurred in such arbitration or other proceeding. Any judgment or order entered in any arbitration shall contain a specific provision providing for the recovery of all costs and expenses of suit, including, without limitation, reasonable attorneys' fees, costs and expenses incurred in connection with (i) enforcing, perfecting and executing such judgment, (ii) post-judgment motions; (iii) contempt proceedings; (iv) garnishment, levee, and debtor and third-party examinations; (v) discovery; and (vi) bankruptcy litigation.

14.13. **Other Acts**. Each Stockholder agrees to perform any further acts and to execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

14.14. **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, then such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

14.15. **Further Assurances**. Each party hereto agrees to perform any and all further acts and to execute and deliver any documents which may reasonably be necessary to carry out the provisions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

<u>**SCHEDULE B**</u>

SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT

IN WITNESS WHEREOF, the parties have executed this agreement as of <u>[EFFECTIVE DATE]</u>.

COMPANY:
        Gryt Health, Inc

Founder Signature
_____

        Name: David Craig
        Title: President
        Address: 915 Winton Road South, Suite 307, Rochester, NY 14618-1633

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

By: _____

Investor Signature
By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

Address: [STATE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

APPENDIX A

SPOUSAL CONSENT

Any party hereto who is the spouse of another party acknowledges that such spouse has read this Agreement. Such spouse represents and acknowledges that he or she has been advised to retain counsel in connection with this Agreement and (i) has declined to consult with counsel or (ii) has consulted independent counsel with respect to the effects of this Agreement on his or her legal rights, and having considered such legal advice or declined to consult with counsel, he or she freely, voluntarily and knowingly executes this Agreement. Such spouse specifically agrees that the provisions of this Agreement contain restrictions on transferability and provisions with respect to valuation by which other parties have certain rights to acquire the Shares if any such stock is to be transferred and that such provisions shall apply to any ownership interest he or she now has or hereafter acquires in any such securities and to any transfer of stock or other assets of the Company that he or she may acquire in his or her own right as a result of any marital separation, marital dissolution, separate maintenance proceedings or any similar action. Such spouse agrees to maintain a will in accordance with Section 7 and that if he or she predeceases his or her spouse, he or she will not transfer any ownership interest he or she now has or hereafter acquires, by will or otherwise, in the Shares other than in a manner permitted by the terms and provisions of this Agreement. Such spouse agrees that the provisions governing the transfer of the Shares shall be fully binding and conclusive on all ownership interest he or she now has or hereafter acquires in such securities and that he or she shall have no legal or equitable right to retain all or any portion of such securities other than as set forth in this Agreement. Such spouse hereby agrees that his or her spouse may join in any future amendment or modification of this Agreement without any further signature, acknowledgment, agreement or consent on his or her part, and hereby further agrees that any interest which he or she may have in the Shares shall be subject to the provisions of this Agreement.

Date:_____   **NOT APPLICABLE**_____

_____

APPENDIX B

STOCKHOLDERS LIST

<u>Common Stock</u>

Name	Number of Common Shares	Certificate Number
David Craig Fuehrer	322	5
Shelley Nolden	226	7
The Nolden Family Trust	115	8
Larry Miller	45	9
BWA SC Research Ventures Investment Group, LLC	177	10
Kenneth John Kane	193	11
Excell Partners Innovation TC Fund, L.P.	95	12
Michael West	93	13
Bradford Love	102	14
Evans Panton and Laura Panton	71	16
Jean Kase	18	17
Terry Cross	17	18
David Beach	11	19
Bart Feys	9	20
Hopelab Foundation, Inc.	94	21
Alexander Zapesochny	29	22
Austin Ramirez	13	23
Bart Feys	5	24
Bill Walsh	12	25
Blue Water Angels	68	26
Dave and Marina Aleksandrowicz	49	27
Dr. Darcy Flora	26	28
Evans Panton	18	29
Finger Lakes Venture Fund, L.P.	47	30
Jean Fuehrer	18	31

Mike West	38	32
Shelley Nolden	44	33
Thuan Pham	10	34
Jacqueline Kyne	69	35
Tempo GRYT Investors	88	36

Series A Preferred Stock

Name	Number of Series A Preferred Shares	Certificate Number
Suzanna Amalfi	2	37
William R. Walsh	7	38
BWA SC Research Ventures Investment Group, LLC	11	39
Fingerlake Ventures Fund LP	40.6	40
David and Marina Aleksandrowicz	10	41
Austin Ramirez	4	42
David and Marina Aleksandrowicz	3	43
William R. Walsh	10	44
Shelley Nolden	20	45
Evans Panton	7	46
Tempo Gryt Investors LLC	58	47
Rana Uma	7	48
David Craig	3.4	49
[ENTITY NAME]	[SHARES]	